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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9


                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                            (Name of Subject Company)


                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                        (Name of Person Filing Statement)


                   Common Shares, without nominal or par value
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                         (Title of Class of Securities)


                                   204425 102
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                      (CUSIP Number of Class of Securities)


                                David H. Peterson
                Chairman of the Board and Chief Executive Officer
                 Compania Boliviana de Energia Electrica S.A.--
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
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            (Name, Address and Telephone Number of Person Authorized
 to Receive Notice and Communications on Behalf of the Person Filing Statement)


                                 with a copy to:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                           Minneapolis, MN 55402-1498
                                 (612) 340-2781
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                                  INTRODUCTION


         This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by Tosli Acquisition B.V., a Netherlands private limited liability company ("Purchaser") and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company ("Tosli") that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation ("NRG") and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation ("NSP"), and Nordic Power Invest AB, a Swedish corporation ("NPI") and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation ("Vattenfall") that is wholly-owned by the state of Sweden, to purchase all of the Shares (as defined below) of Compania Boliviana de Energia Electrica S.A.--Bolivian Power Company Limited, a Nova Scotia corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name and subject company is Compania Boliviana de Energia Electrica S.A.--Bolivian Power Company Limited, a Nova Scotia corporation. The address of the principal executive office of the Company is Obrajes, Ave. Hernando Siles #5635, Entre Calles 10 y 11, La Paz, Bolivia. The title of the class of equity securities to which this Statement relates is the common shares, without nominal or par value, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

         This Statement relates to the tender offer made by Purchaser disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 26, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1") to purchase all the outstanding Shares at a price of U.S. $20.00 per Share (the "Offer Price"), net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented, dated August 26, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

         According to the Schedule 14D-1, the address of the principal executive offices of Purchaser is J. J. Viottastraat 46, 1071 JT Amsterdam, The Netherlands.

ITEM 3.  IDENTITY AND BACKGROUND

         (a)  Identity

         The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

         (b)  Contracts

         Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is described under Items 10, 11, 12 and 13 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998, which is attached hereto as Exhibits (c)(1)-(c)(9) and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a)  Recommendation of the Board of Directors

         The Board of Directors of the Company, concluding that the Offer Price of U.S. $20.00 would be fair to the Shareholders not affiliated with Tosli and in the best interest of the Company and the Stockholders, by unanimous written action approved the Offer and recommends that the Stockholders of the Company accept the Offer and tender

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their shares pursuant to the Offer. A copy of the letter to the Stockholders of the Company communicating the Board of Director's recommendation is attached hereto as Exhibit (a)(4) and incorporated herein by reference.

         (b)  Background for the Recommendation

Background

         In November 1996, pursuant to a Purchase Agreement with Tosli, Tosli made a cash tender offer (the "1996 Offer") for all of the outstanding shares of the Company's Common Stock at $43.00 per share. The Offer expired on December 18, 1996, and promptly thereafter Tosli purchased all of the shares that had been validly tendered and not withdrawn. As a result, Tosli acquired and now owns 4,060,732, or 96.6%, of the Company's outstanding Shares, and became entitled to designate all of the members of the Company's Board of Directors.

         Since the completion of the 1996 Offer, the Company has received inquiries from Stockholders concerning the provision of some means of providing such Stockholders liquidity for their investments, and the Company has stated its intention to assess means by which to provide liquidity, if practicable. In addition, the Company has considered various means of reducing the number of its Stockholders of record to a number which would allow it to cease reporting to the Commission under the Exchange Act and thereby reduce its annual administrative costs, and Tosli, the Company's principal Stockholder, has expressed a desire to acquire the Shares not owned by it.

         On June 10, 1999, the Board of Directors met to consider the proposal by Tosli to make the Offer and the terms to be offered to the Company's Stockholders. The form of the transaction (an offer by the Purchaser, a wholly-owned subsidiary of Tosli) was decided upon based on the advice of United States, Canadian and Dutch counsel as to the preferable form for allowing Tosli to purchase, if possible, all outstanding Shares. See the discussion in Section 4 above under the caption "Possible Purchase of Shares Not Tendered." The Board also discussed the fact that the Offer, even if it did not succeed in the goal of acquiring all outstanding Shares, would result in desired liquidity for the Stockholders and might result in the acquisition by the Purchaser of enough Shares to permit the Company to terminate its registration of the Shares under the Exchange Act, thereby achieving the Company's objective of reducing or eliminating the cost of reporting to the Commission under the Exchange Act.

         At the June 10 meeting, a presentation was made to the Board which explained the background of the Offer and the form of the Offer, and the Board and representatives of the Purchaser had preliminary discussions concerning a suggested Offer Price. Specifically, the Board considered the fact that an Offer would address the goals described above relating to Stockholder expectations and liquidity and reductions in Company expenses. During the presentation, it was noted that a proposed Offer Price of U.S. $20.00 per Share would represent (i) a slight premium over a price based upon the Company's projected 1999 earnings per Share, and (ii) a small discount from a price determined by subtracting from the price of the 1996 Offer ($43.00) the premium represented by such price over the market price for the Shares prior to the Company's announcement that it had retained advisors to assist it with studying certain strategic alternatives, including the sale of up to 100 percent of the Company ($5.87), and adding the dividends paid to Stockholders since the 1996 Offer ($13.32) ($43.00 - $5.87 = $37.13 - $13.32 = $23.81). The Board also took note of the fact that there are no current price quotations for the Shares.

         After discussion by the full Board, all but two of whose Members are representatives of NPI and NRG (see Schedule A), the Members of the Board decided to defer a determination of the fairness of a U.S. $20.00 Offer Price pending review of additional information concerning the current value of the Company's Shares. Thereafter the Board obtained and reviewed additional information indicating that the implied value of the Shares of the Company which are the subject of this Offer is between $12.00 and $20.00 per Share, with a mid-point of $16.00 per share. This range was arrived at by comparing the Company's financial projections to the estimated financial projections of various publicly traded South American utility companies similar to the Company (Endesa Chile, Gener, Central Puerto and Costanera) and then using various formulations for ascertaining a per Share value, which included comparing (i) price to projected earnings (based on year-to-date earnings information), (ii) aggregate market value to book value, (iii) firm value to

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Earnings Before Interest Taxes, Depreciation and Amortization (EBITDA) and (iv)
equity value to generating capacity and megawatt hours of electricity sold.

         Based on the information received and discussed at the June 10 meeting and the additional information obtained and reviewed by the Board, the Board then unanimously adopted a joint written action concluding that an Offer Price of U.S. $20.00 would be fair to the Stockholders not affiliated with Tosli and that the terms of the Offer (including the Offer Price) are in the best interests of the Company and the Stockholders, and determined that the Board should recommend to the Stockholders that they accept the Offer and tender their Shares pursuant to the Offer. In making its decision, the Board considered the following factors:

         (i) the appropriateness of a U.S. $20.00 Offer price, giving consideration to a variety of factors, including the price of the 1996 Offer and the approximate valuations of comparable companies;

         (ii) the fact that the Offer represents a most viable and acceptable means of offering the Stockholders liquidity with respect to their Shares;

         (iii) the positive impact on the Company if the Offer results in a reduction of the number of Stockholders to a number that will allow the Company to cease filing reports and otherwise complying with the requirements of the Exchange Act;

         (iv) the simplicity of Company corporate governance if the Offer results in the Company having only one Stockholder (Tosli); and

         (v) the likelihood that the Offer will result in a reduction of the Company's exposure to Stockholder complaints and possibly litigation if liquidity is not provided to the Stockholders.

While it did not give specific weight to any of these factors, the Board considered factors (i) and (ii) most important in making its decision as to the fairness of the Offer Price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a)  Transactions in Securities

         During the past 60 days, no transactions in Shares have been effected by the Company or any subsidiary of the Company, or, to the best of the Company's knowledge, by any of its executive officers, directors or affiliates.

         (b)  Intent to Tender

         To the best of the Company's knowledge, each executive officer, director or subsidiary of the Company presently intends to tender, pursuant to the Offer, all Shares beneficially owned by him. Tosli, an affiliate of the Company, intends to tender all of its Shares if at the Expiration Date, it is determined that valid tenders representing at least 90% of the number of non-affiliate shares have been or are likely to be received and accepted.

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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a)  Negotiations

         The Company is not engaged in any negotiations in response to the Offer that relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b)  Transactions and Other Matters

         There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

(a)(1)          Offer to Purchase dated August 26, 1999.

(a)(2)          Letter of Transmittal.

(a)(3)          Form of Notice of Guaranteed Delivery.

(a)(4)          Form of Letter to Stockholders of the Company dated August 26,
                1999.

(a)(6)          Form of Notice of Offer to Purchase.

(a)(7)          Press Release dated August 26, 1999.

(b)             Not applicable.

(c)(1) Employment Agreement of Roger J. Dupuis dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(2) Employment Agreement of Ronald C. Gibson dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(3) Stockholders Agreement Dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19, 1986).

(c)(4) Credit Agreement Dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

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(c)(5)          Stockholder Maintenance Agreement dated August 1, 1997, by and among NRG Energy, Inc., Nordic Power Invest AB and Corporation Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

(c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLC and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31,
                1998).

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1999         COMPANIA BOLIVIANA de ENERGIA
                               ELECTRICA S.A.--Bolivian Power Company
                               Limited



                               By  /s/ Roger J. Dupuis
                                 ----------------------------------------------
                                  Roger J. Dupuis
                                  President and General Manager